May 14, 2008

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mail Stop 0610

Re:	Cell Therapeutics, Inc.

Preliminary Proxy Statement filed May 8, 2008

File No. 1-12465

Dear Mr. Riedler:

We are in receipt of the staff’s comment letter dated May 12, 2008 with respect to the above-referenced preliminary proxy statement. Registrant’s responses to the staff’s comments are set forth below. These responses will be included in the Registrant’s definitive proxy statement.

Item 2: Approval to increase the number of authorized common shares

1.	Please expand the discussion to briefly describe the April 2008 sale of the senior notes and preferred stock including the amount of proceeds received from such sale and the amount utilized for each purpose for which the proceeds have been or will be used.

Response: We have expanded the discussion on pages 17-18 of the proxy statement as set forth in our changes to those pages which are marked and attached to this letter.

2.	Please describe the terms of conversion of the preferred stock and convertible notes as well as the exercise price of the warrants issued in connection with the April 2008 sale of notes and preferred stock. In addition, please specify the number of shares that are issuable upon conversion of the preferred stock and convertible notes, respectively, and the number of shares into which the warrants may be exercised.

Heller Ehrman LLP    333 Bush Street    San Francisco, CA 94104-2878     www.hellerehrman.com

Beijing Hong Kong London Los Angeles Madison, WI New York San Diego San Francisco Seattle/Anchorage Shanghai Silicon Valley Singapore Washington, D.C.

Securities and Exchange Commission Page 2

Response: We have expanded the discussion on pages 17-18 of the proxy statement as set forth in our changes to those pages which are marked and attached to this letter.

Proposal 4: Approval of an amendment to our articles of incorporation to effect a reverse stock split at the discretion of the Board of Directors

3.	Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.

Response: The Company does not have any plan, commitment, arrangement, understanding or agreement regarding the issuance of common stock subsequent to the increase in the number of available authorized shares (other than the fact the Company has issued derivative securities which can be ultimately converted into or exercised for common stock only if a sufficient number of authorized but unreserved shares of common stock become available); and because Proposal 2 will provide a sufficient number of such shares, the most correct statement as to Proposal 4 is that we have no such plan, etc. The Company has made a statement to that effect in the disclosure relating to Proposal 4. However, because there is a possibility that Proposal 4 could pass without Proposal 2 passing, we have also added in the Proposal 4 section a reference to the derivative-securities discussions added in response to Question 1 and Question 2 above. The new language is on page 21 of the proxy statement, which is attached to this letter with marked changes.

The undersigned hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or additional comments may be directed to the undersigned at (415) 772-6540.

Sincerely,

/s/ Karen Dempsey

Karen Dempsey

cc:	Mr. Louis A. Bianco
Mr. John L. Krug, Esq.

We anticipate that we may issue additional shares of common stock in the future in connection with one or more of the following:

•	corporate transactions, such as stock splits or stock dividends;

•	financing transactions, such as public or private offerings of common stock or convertible securities;

•	debt or equity restructuring or refinancing transactions, such as debt exchanges or offerings of new convertible debt or modifications to existing securities;

•	acquisitions;

•	strategic investments;

•	partnerships, collaborations and other similar transactions;

•	our stock incentive plans; and

•	other corporate purposes that have not yet been identified.

On April 30, 2008, for an aggregate purchase price of $64,580,696 we issued 9,000 shares of our Series E preferred stock, $36 million in principal amount of our 13.5% Senior Convertible Notes due 2014, warrants to purchase (for $0.95 per share) up to 28,481,012 shares of our common stock and a warrant to purchase (for $1,000 per unit) up to 67,500 units consisting of $1,000 principal amount of three-year 12.5% Senior Convertible Notes (convertible at any time at the election of the holder into 1265.8 shares of common stock per $1,000 in principal amount of notes) and additional warrants to purchase an aggregate number of shares of common stock equal to 50% of the number of shares of common stock underlying the 12.5% convertible notes issued on exercise of that warrant. Each share of our Series E preferred stock can be converted at any time at the election of the holder into shares of our common stock at a conversion rate of approximately 1265.8 shares of common per share of Series E preferred stock, which equates to approximately $0.79 per share of common stock; provided, however that the holder of the Series E preferred stock cannot convert shares of Series E preferred stock if after giving effect to such conversion the holder would hold, in the aggregate, more than 9.99% of our common stock. The 13.5% convertible notes are also convertible at any time at the election of the holder into 1265.8 shares of common stock per $1,000 in principal amount of notes, also subject to a limitation on conversion if the holder of the note would own, after giving effect to the conversion, more than 9.99% of our common stock. The noteholder will also receive, upon any such conversion, a cash make-whole payment of all interest which would have accrued during the scheduled term of the note and which has not already been paid. In addition, on or after May 31, 2008 and prior to October 31, 2008, the holder of the Series E preferred stock will have the right to exchange all 9,000 shares of Series E preferred stock (but not less than all of such shares) for additional 13.5% convertible notes with a principal amount equal to the sum of the 9,000 Series E Preferred stock shares’ $9,000,000 stated value plus any accrued but unpaid dividends on such shares of Series E Preferred stock.

The indicated number of shares of common stock underlying those April 30, 2008 derivative securities are as follows:

Derivative Security	Underlying Common Shares
$36 million of 13.5% Senior Convertible Notes	45,569,620
9,000 shares of Series E Preferred Stock	11,392,405
28,481,012 common stock purchase warrants	28,481,012
“B Warrant”:
—$67.5 million of 12.5% Senior Convertible Notes	85,443,038
—associated common stock purchase warrants	42,721,519

TOTAL	213,607,594

17

The purchase price for the transaction on April 30 included $5.25 million credited to the purchaser of the securities in exchange for cancellation of $5.25 million in principal amount of our 9% convertible notes due 2012 and related warrants to purchase common stock. $36.46 million of the April 30 cash proceeds was deposited in an escrow account to be used to make interest payments and make-whole payments on the 13.5% convertible notes. Make-whole payments of $810 per $1,000 principal amount, less any interest previously paid on such notes, must be paid on the conversion or redemption of the 13.5% convertible notes. The remaining $22.9 million in proceeds received in the offering, before fees and expenses to be paid in connection with the offering, is intended to be used to retire the remaining balance of our 2008 senior and junior convertible notes due in June 2008 of approximately $10.7 million, to acquire access to Bayer-Schering’s Phase III “FIT” trial data to submit an sBLA for label expansion of Zevalin in the United States, and for working capital and general corporate purposes.

The warrants to purchase common stock issued in the April 30 transaction have an exercise price of $0.95 per share, however, those warrants are not currently exercisable and will not be exercisable in accordance with their terms until we have a sufficient increase in the authorized shares of common stock to allow exercise. In addition, while the other warrant issued in that transaction to purchase up to $67.5 million in additional derivative securities in the form of 12.5% convertible senior promissory notes and common stock purchase warrants is immediately exercisable, none of the derivative securities underlying that warrant will be able to be converted or exercised unless we have additional authorized shares. The Company also has the right on or before June 15, 2008 (or in some cases July 4, 2008), to require a “second closing” at which the purchaser of the Series E preferred stock and the 13.5% senior convertible notes would be required, depending on the Company’s common stock market price at the time, either to purchase $5,000,000 in additional common stock and common stock purchase warrants or to exercise $8,000,000 of the warrant for units consisting of three-year 12.5% senior convertible notes and common stock purchase warrants. Any common stock purchase warrants issued in such a second closing would also be exercisable only on approval of an increase in the authorized shares of common stock of the Company. As of May [•], 2008, we had approximately [•] authorized, unissued and unreserved shares of common stock.

In order to support the financing contemplated by the April 30, 2008 transaction and to provide our board of directors with certainty and flexibility to undertake transactions to support our future business growth, our board of directors deems it is in the best interests of our shareholders and the Company to increase the number of authorized shares of our common stock.

In addition to our periodic discussions regarding fund raising opportunities we also engage in periodic discussions with potential partners, strategic investments and acquisition candidates, including product lines, as part of our business model. If any of these discussions came to a definitive understanding, it is possible that we could use some or all of the newly authorized shares in connection with one or more such transactions subsequent to the increase in the number of authorized shares. We also plan to continue to issue shares of our common stock pursuant to our stock incentive plans subsequent to the increase in the number of authorized shares. Subject to the above, however, as of May [•], 2008, we have no plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock in connection with one or more such transactions subsequent to the increase in the number of authorized shares.

Vote Required and Board of Directors’ Recommendation

Approval of the amendment to our amended and restated articles of incorporation requires the affirmative vote of a majority of the votes held by holders of our common stock, our Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock that are entitled to vote at the shareholder meeting. The holders of our common stock, the holders of our Series A preferred stock, the holders of our Series B preferred stock, the holders of our Series C preferred stock, the holders of our Series D preferred stock and the holders of our Series E preferred stock will vote together as a single class.

17.1

PROPOSAL 4

APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT AT THE DISCRETION OF THE BOARD OF DIRECTORS

Summary

We are seeking your approval for an amendment of our Amended and Restated Articles of Incorporation to authorize our Board of Directors to effect a reverse stock split of our outstanding common stock in the range of one-for-two to one-for-ten without further approval of our shareholders, upon a determination by our Board of Directors, in consultation with our investment bankers, that such a reverse stock split is in the best interest of the Company and our shareholders.

Our common stock is presently listed on the Nasdaq Global Market. In March 2008, our stock price began trading below $1.00 per share and remained below that threshold for more than 30 days, resulting in a notification in April 2008 from the Nasdaq Stock Market, which oversees the Nasdaq Global Market, that unless we are able to raise our stock price above $1.00 per share for a minimum of 10 days prior to October 13, 2008, our common stock may be delisted from the Nasdaq Global Market. In addition, our investment bankers have advised that it may be in the best interests of the Company to increase the per-share price of our common stock through a reverse stock split in order to attract different investors in future financings and in regular market trading. As a result, the Board of Directors has determined that it may be in the best interest of the Company to effect a reverse stock split in the near future in an effort to increase the per-share price of the Company’s common stock. As such, we are asking our shareholders to approve an amendment to our Amended and Restated Articles of Incorporation authorizing a reverse stock split in the range of one-for-two to one-for-ten and granting the Board of Directors the discretion to effect the reverse stock split within this range at any time and at such ratio that it determines appropriate. Further discussion of the reasons for, and possible consequences of, the reverse stock split can be found below in the subsections titled “Reasons for the Reverse Stock Split” and “Possible Effects of the Reverse Stock Split.”

If this proposal is approved, the Board of Directors will have the authority, but not the obligation, in its sole discretion and without any further action on the part of the shareholders, to effect, at any time it believes to be most advantageous to the Company and its shareholders, a reverse stock split in the range of one-for-two to one-for-ten. This Proposal would give the Board the authority to implement one, but not more than one, of the possible reverse stock splits. A reverse stock split would be effected by the filing of the Amended and Restated Articles of Incorporation with the Secretary of State of the State of Washington. The Board of Directors will have the ability to decline to file the Amended and Restated Articles of Incorporation without further shareholder action if it subsequently determines that a reverse stock split is no longer in the best interest of the Company.

If the reverse stock split is effected, the number of shares of common stock owned by each shareholder will be reduced by the same proportion as the reduction in the total number of shares of common stock outstanding, so that the percentage of the outstanding common stock owned by each shareholder after the reverse stock split will remain approximately the same as the percentage owned before the reverse stock split. The proportions may not be exactly the same due to the treatment of fractional shares that may result from the reverse stock split. The proposed reverse stock split will reduce the number of shares of outstanding common stock; however, it will not have the effect of reducing the number of shares of authorized common stock. Therefore, the reverse stock split would in effect create “headroom” in the form of more available authorized but unissued shares of common stock. Assuming passage of Proposal 2, the Company does not have any plan, commitment, arrangement, understanding or agreement, written or oral, to utilize such “headroom” to issue common stock. However, in the event we did not receive shareholder approval of Proposal 2 to increase the number of shares of authorized stock and did receive shareholder approval of this Proposal 4, certain derivative securities issued in or issuable as a result of our April 30, 2008 financing transaction may be able to be converted into or exercised for common stock as a direct result of such additional “headroom,” depending in part on the size of the reverse stock split. For a more complete discussion of those securities, please see the discussion relating to the securities issued in our April 30 financing transaction on pages 17-18 of this proxy statement.

21